                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              M & F WORLDWIDE CORP.
                              ---------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of class of securities)

                                   739228-10-4
                                   -----------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600

                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 6, 1999
                           ----------------------------
                          (Date of event which requires
                            filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

                               Page 1 of 10 Pages


----------------------------------------------------                     ----------------------------------------------------------
CUSIP NO. 739228 10 4                                        13D                           PAGE   2   OF  10  PAGES
          -----------                                                                           -----    ----
----------------------------------------------------                     ----------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) [ ]
                                                                                                                           (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                                [ ]
-----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY          ---------------------------------------------------------------------------------------------------------
          EACH             8    SHARED VOTING POWER
       REPORTING
         PERSON                     6,648,800
          WITH            ---------------------------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                    0
                          ---------------------------------------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    6,648,800

-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [ ]
------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            HC
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------                     ----------------------------------------------------------
CUSIP NO. 739228 10 4                                        13D                           PAGE   3   OF  10  PAGES
          -----------                                                                           -----    ----
----------------------------------------------------                     ----------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY          ---------------------------------------------------------------------------------------------------------
          EACH             8    SHARED VOTING POWER
       REPORTING
         PERSON                    6,648,800
          WITH            ---------------------------------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                   0
                          ---------------------------------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                   6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
-----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            HC
-----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------                     ---------------------------------------------------------
CUSIP NO. 739228 10 4                                        13D                           PAGE   4   OF  10  PAGES
          -----------                                                                           -----    ----
----------------------------------------------------                     ---------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.
----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                            (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                                 [ ]
----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY          --------------------------------------------------------------------------------------------------------
          EACH              8    SHARED VOTING POWER
       REPORTING
         PERSON                     6,648,800
          WITH            --------------------------------------------------------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                    0
                          --------------------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                    6,648,800
----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [ ]
----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.2%
----------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            HC
----------------------------------------------------------------------------------------------------------------------------------

     This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

     Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

     "A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of Mafco, Mafco Consolidated Holdings and Mafco Holdings, is attached hereto."


Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended by adding the following at the end thereof:

     "On December 6, 1999, M & F Worldwide Corp. repurchased from Mafco Consolidated the 20,000 outstanding shares of M & F Worldwide Preferred Stock for $20,000,000, representing liquidation preference thereof, together with dividends accrued since September 30, 1999, the most recent regular dividend payment date (the "Purchase Consideration"). M & F Worldwide had a present right in its discretion to redeem the M & F Worldwide Preferred Stock for the Purchase Consideration.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5(a) is hereby amended by adding the following at the end thereof:

     "On December 6, 1999, M & F Worldwide Corp. repurchased from Mafco Consolidated 20,000 shares of M & F Worldwide Preferred Stock which were convertible into 2,500,000 shares of M & F Worldwide Common Stock. As of December 3, 1999, there were 20,663,171 shares of M & F Worldwide Common Stock outstanding. Mafco Consolidated owned of record 6,648,800 shares of M & F Worldwide Common Stock which represented 32.2% of the shares of M & F Worldwide Common Stock currently outstanding."

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: December 6, 1999


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.



                                            By: /s/Glenn P. Dickes
                                               -------------------------------
                                                  Glenn P. Dickes
                                                  Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
            OF MAFCO HOLDINGS INC., MAFCO CONSOLIDATED HOLDINGS INC.
                        AND MAFCO CONSOLIDATED GROUP INC.


     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., Mafco Consolidated Holdings Inc. and Mafco Consolidated Group Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.


                               MAFCO HOLDINGS INC.

Name and Position
(if difference from
Principal Occupation                        Present Principal Occupation or
or Employment)                              Employment and Address
--------------                              ----------------------

Ronald O. Perelman                          Director, Chairman and
                                            Chief Executive Officer of
                                            Mafco Holdings Inc.

Donald Drapkin                              Director and Vice Chairman of
                                            Mafco Holdings Inc.

Howard Gittis                               Director and Vice Chairman
                                            of Mafco Holdings Inc.

James R. Maher                              Director and President of
                                            Mafco Holdings Inc.

Barry F. Schwartz                           Executive Vice President and
                                            General Counsel of Mafco
                                            Holdings Inc.

Todd J. Slotkin                             Executive Vice President and
                                            Chief Financial Officer of
                                            Mafco Holdings Inc.

                        MAFCO CONSOLIDATED HOLDINGS INC.

Name and Position
(if difference from                         Present Principal Occupation or
Principal Employment)                       Employment and Address
---------------------                       ----------------------

Ronald O. Perelman                          Director, Chairman and
Director, Chairman                          Chief Executive Officer of
and Chief Executive Officer                 Mafco Holdings Inc.

Howard Gittis                               Director and Vice Chairman
Director and Vice Chairman                  of Mafco Holdings Inc.

Barry F. Schwartz                           Executive Vice President and
Executive Vice President                    General Counsel of Mafco
and General Counsel                         Holdings Inc.

Todd J. Slotkin                             Executive Vice President
Executive Vice President                    and Chief Financial Officer
and Chief Financial                         of Mafco Holdings Inc.
Officer

                          MAFCO CONSOLIDATED GROUP INC.

Name and Position
(if difference from
Principal Occupation                Present Principal Occupation or
or Employment)                      Employment and Address
--------------                      ----------------------

Ronald O. Perelman                  Chairman and Chief Executive
Director and Chairman               Officer of Mafco Holdings Inc.

Howard Gittis                       Vice Chairman of Mafco Holdings
Director and Vice Chairman          Inc.

James R. Maher                      President of Mafco Holdings
President and Chief Executive       Inc.
Officer

Barry F. Schwartz                   Executive Vice President and
Executive Vice President            General Counsel of Mafco
and General Counsel                 Holdings Inc.

Todd J. Slotkin                     Executive Vice President and
Executive Vice President            Chief Financial Officer of
and Chief Financial                 Mafco Holdings Inc.
Officer